UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Western Uranium & Vanadium Corp.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

 95985D100

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 95985D100
1	NAMES OF REPORTING PERSONS Sahar Benenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,124,300
	6	SHARED VOTING POWER 2,545,800
	7	SOLE DISPOSITIVE POWER 1,124,300
	8	SHARED DISPOSITIVE POWER 2,545,800

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,670,100
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.24%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 95985D100
1	NAMES OF REPORTING PERSONS Brooke Benenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 2,545,800
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 2,545,800

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,545,800
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.52%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.

(a)	Name of issuer:

Western Uranium & Vanadium Corp.

(b)	Address of issuer’s principal executive offices:

330 Bay Street, Suite 1400

Toronto, Ontario M5H 2S8

Canada

Item 2.

(a)	Names of the reporting persons filing:

Sahar Benenson

Brooke Benenson

(b)	Address of the reporting persons’ principal business office or, if none, residence:

9613 Highland Pointe Pass

Delray Beach, Florida 33446

(c)	Citizenship of the reporting persons:

USA

(d)	Title of class of securities:

Common Shares

(e)	CUSIP No.:

95985D100

Item 3.

Not applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Sahar Benenson:

(a)	Amount beneficially owned: 3,670,100 shares

(b)	Percent of class: 9.24%

This percentage was calculated based on a total of 39,073,122 common shares outstanding and takes into account that 650,000 shares beneficially owned are shares that the reporting person had a right to acquire within 60 days by exercising outstanding warrants.

(c)	Number of shares as to which the reporting person has:

(i)	Sole power to vote or to direct the vote:

1,124,300

(ii)	Shared power to vote or to direct the vote:

2,545,800

(iii)	Sole power to dispose or to direct the disposition of:

1,124,300

(iv)	Shared power to dispose or to direct the disposition of:

2,545,800

Brooke Benenson:

(a)	Amount beneficially owned: 2,545,800 shares

(b)	Percent of class: 6.52%

This percentage was calculated based on a total of 39,073,122 common shares outstanding.

(c)	Number of shares as to which the reporting person has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

2,545,800

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

2,545,800

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Sahar Benenson and Brooke Benenson share beneficial ownership of 2,545,800 common shares that they own in a joint account as husband and wife. They have entered into the Joint Filing Agreement which is attached as Exhibit “A”.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

/s/ Sahar Benenson
Sahar Benenson

/s/ Brooke Benenson
Brooke Benenson

EXHIBIT “A”

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the parties named below agree to the joint filing on behalf of each them of a statement on Schedule 13G, including all amendments thereto (the “Schedule 13G”) with respect to the common shares of Western Uranium & Vanadium Corp., an Ontario corporation, and further agree that this Joint Filing Agreement be included as Exhibit “A” to such Schedule 13G. In evidence thereof, the undersigned hereby execute this agreement this 14th day of February, 2022.

/s/ Sahar Benenson
Sahar Benenson

/s/ Brooke Benenson
Brooke Benenson